ⓘnvestor

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.





January 25, 2006

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure



Press Release

January 25, 2006

Investor Capital Partners – Asia Fund announces divestment of Memorex

Investor Capital Partners – Asia Fund, L.P. (the "Asia Fund"), announced that it has entered into definitive agreement to dispose of its entire effective interest in Memorex International Inc. for approximately USD 70.0 million in cash consideration and a contingent payment of up to USD 8.4 million upon fulfillment of certain financial performance. Investor AB's share of the Asia Fund amounts to 62 percent.

The investment in Memorex International Inc. was made in December, 2003. The company and its subsidiaries are principally engaged in the sale and distribution of Memorex branded consumer data storage media, computer accessories and consumer electronic products.

The transaction is the third divestment of the Asia Fund, which engages in buyouts and co-control transactions within the branded consumer goods, branded consumer services and manufacturing industries, predominantly in Greater China.

The Asia Fund was established in May 2000 with committed capital totaling USD 322 million, including USD 200 million from Investor AB. Prior to the current divestment, the Asia Fund made four investments and two exits.

For further information:

Winnie Fok, Chief Executive, Investor Asia Limited, Hong Kong
+852 2801 6823, +852 2971 5876

Oscar Stege Unger, Investor Relations Manager, Stockholm
+46 8 614 2059, +46 70 624 2059

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.